Great Basin Scientific, Inc.

2441 South 3850 West

Salt Lake City, Utah 84120

February 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Amanda Ravitz and Ms. Heather Percival

Re: Great Basin Scientific, Inc. (the “Company”)

Registration Statement on Form S-1, as amended

File No. 333-207761

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Washington, D.C. time on February 16, 2015, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Jason Brenkert at (303) 352-1133.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Great Basin Scientific, Inc.

By:	/s/ Jeffrey A. Rona
	Name:	Jeffrey A. Rona
	Title:	Chief Financial Officer